FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2003

CLP Holdings Limited
(Registrant’s name in English)

147 Argyle Street
Kowloon, Hong Kong
(Address of Registrant’s principal executive office)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

     Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_______

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

The Quarterly Report 2003 (January — September) dated 17 November 2003 was published in Hong Kong newspapers on 18 November 2003 and will be despatched to shareholders on 26 November 2003.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED

By:	/ s / April Chan

Name:	April Chan
Title:	Deputy Company Secretary

Date: 18 November 2003

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CLP HOLDINGS LIMITED

Quarterly Report 2003
(January — September)

To Shareholders:

The operations of CLP Holdings Limited (the Company) for the nine months ended 30 September 2003 are summarised below:

Highlights

	9 months ended 30 September

	2003	2002	Increase

Turnover, HK$ millions (Note)	20,935	20,000	4.7%

Interim dividend per share, HK$	1.23	1.14	7.9%

Electricity sold (Scheme of Control), kWh millions
Kowloon and New Territories	21,304	21,151	0.7%
Including sales to the Chinese mainland	23,478	22,967	2.2%

Note:	Turnover in 2003 includes the turnover of Yallourn Energy Pty Limited and Gujarat Paguthan Energy Corporation Private Limited as a result of these two companies being consolidated into the Group in April and June 2003 respectively

Hong Kong Electricity Business

Local economic activity has strengthened in the third quarter, in response to the Hong Kong Special Administrative Region Government’s stimulation measures and the Central Government’s policies introduced recently to relax travel restriction of Mainland Chinese and to enhance trade between Hong Kong and the Mainland. Local electricity demand increased and now shows an overall growth of 0.7% compared to the corresponding period last year. The Residential and Infrastructure & Public Services Sectors experienced modest growth in the period. Sales to the Commercial Sector, while improving in the aftermath of SARS, have remained stagnant for the whole period. Activity in the Manufacturing Sector continued to contract and demand for electricity consequently weakened. A breakdown of the sales growth by sector is as follows:

	Increase/(Decrease)	% of Total Local Sales

Residential	3.0%	26.5%
Manufacturing	(7.9)%	10.1%
Commercial	-	37.7%
Infrastructure & Public Services	3.3%	25.7%

Electricity demand remained strong in Guangdong Province. Compounded with the effect of hot summer weather, the sales to both Guangdong Guang-Dian Power Grid Group Company Limited and to Shekou rose rapidly, resulting in a growth of 20% in the nine-month period. Total unit sales, including sales to the Chinese mainland, rose by 2.2% over the same period in 2002.

A new contract with Guangdong was signed in July to supply electricity to the province with an option for further sales if required.

In September 2003, CLP issued HK$500 million 5% fixed rate notes due 2013 under the Medium Term Note Programme set up by CLP Power Hong Kong Financing Limited in 2002.

As part of our continuous drive for improvement, CLP regularly carries out benchmarking studies to compare our performance with other world-class utilities. For this year, CLP has conducted a comprehensive Transmission Benchmarking Study which covered the transmission design, construction, operation and maintenance activities. For most of the activities studied, CLP lies within the best performing quadrant, and the study concluded that CLP is on a par with world best power utilities in terms of both service and cost levels. Based on the study results, CLP will continue its global search for best practices so as to achieve even better business performance.

Regional Electricity Businesses

Chinese Mainland

The 3,000MW joint venture in Shandong Province, in which CLP has a 29.4% interest, continues to make good progress. Unit 2 (300MW) of Heze II Power Station has now completed its performance tests and trial run period, and has been taken over for commercial operation. The two 600MW units at Liaocheng Power Station are in trial operation.

The four power stations in which CLP has a joint interest with Beijing Guohua are performing satisfactorily. Recent initiatives have included assessments against international safety standards, and we are pleased to note that three of the stations achieved 4-star ratings and one a 3-star rating against the National Occupational Safety Association 5-Star Audit.

Construction of the two 300MW units at Anshun II Power Station, in which CLP has a 70% interest, is proceeding generally to schedule.

The Guangdong Daya Bay Nuclear Power Station, in which CLP holds a 25% interest, has continued to operate satisfactorily with good safety and environmental records.

Asia-Pacific Region

Work has started on the construction of the BLCP project in Thailand, in which CLP is a 50% shareholder. The two 717MW coal-fired units will be commissioned in 2006 and will supply electricity to the Electricity Generating Authority of Thailand under the terms of a power purchase agreement. The necessary financing agreements have been completed for the project.

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Electricity — Related Business

In 2003, CLP introduced its renewable energy initiative of research, public education, and community projects. As part of this initiative, CLP awarded research grants to two teams at the Hong Kong University of Science and Technology to study wind resources in Hong Kong.

On 1 September, we launched our Renewable Energy Fund, and invited members of the community to submit project ideas for sponsorship. The proposals will be evaluated by the Renewable Energy Community Projects Committee, a group of community leaders lending their support to the development of environmentally friendly energy for Hong Kong. Proposals were due 31 October, and announcements of awards will be made in December 2003.

In September, CLP also kicked off its first year measurement study of wind energy at two potential wind farm sites in Guangdong Province. The data being recorded will help us determine whether the sites are commercially viable as additions to CLP’s renewable energy portfolio, which includes eight operating small hydropower stations and one under development, all in Huaiji, Guangdong.

Dividend

Directors today declared the third interim dividend for 2003 of HK$0.41 per share payable on 15 December 2003 to Shareholders registered as at 3 December 2003. The dividend of HK$0.41 per share (2002: HK$0.38 per share) is payable on the existing 2,408,245,900 shares of HK$5.00 each in issue.

The Register of Shareholders will be closed on 3 December 2003. To rank for this dividend, all transfers should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 2 December 2003.

The Hon. Michael D. Kadoorie
Chairman of the Board of Directors

Hong Kong, 17 November 2003

This Report will be dispatched to Shareholders on 26 November 2003 and is also available at the Corporate Governance or Investor Relations sections on the Company’s website at
www.clpgroup.com.

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